

June 29, 2015

Via E-Mail
Neil K. Warma
President and Chief Executive Officer
Opexa Therapeutics, Inc.
2635 Technology Forest Blvd.
The Woodlands, Texas 77381

      Re: Opexa Therapeutics, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed June 22, 2015
              File No. 001-33004

Dear Mr. Warma:

We have limited our review of your proxy statement to the issues we have addressed in our comments. Please respond to this letter by amending your proxy statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any information you provide in response to this comment, we may have additional comments.

Proposal 3, page 14

1. We note that you have proposed to amend your restated certificate of formation to conduct a reverse stock split of all of the outstanding shares of your common stock without a proportionate reduction in the number of your authorized shares. Please amend to disclose whether you have any current plans or agreements to issue any of the authorized shares that will become available as a result of the reverse stock split. If such plans exist, please disclose all material information.

2. Given your disclosure that there were 320 holders of record as of May 31, 2015, with approximately 50 of those recordholders holding fewer than ten shares of your common stock, it appears that the reverse stock split may have a reasonable likelihood of cashing out a sufficient number of record holders to cause your common stock to become eligible for termination of registration or suspension of your reporting obligations under the Exchange Act. Accordingly, please provide your analysis as to whether the contemplated reverse stock split, cashing out of fractional shares and the potential reduction in the number of recordholders may constitute a going private transaction pursuant to Rule

13e-3 of the Exchange Act by producing a "going private effect" as specified in that rule. If so, please comply with the requirements as set forth in paragraphs (d), (e), and (f) of Rule 13e-3. Alternatively, please advise us why the potential split ratio chosen would not be reasonably likely to produce this effect. In your response, please be specific with respect to your calculations, including the split ratio assumed and the number of record holders expected after the reverse split.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staff Attorney Preston Brewer at (202) 551-3969, Legal Branch Chief Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Mike Hird
        Pillsbury Winthrop Shaw Pittman LLP